Exhibit 1

Movement of deferred tax assets and liabilities before offsetting balances within countries

	Retirement benefits	Loan impairment provisions	Unused tax losses and tax credits	Accelerated capital allowances & Assets leased to customers	Available- for-sale investments	Cash flow hedges	Share- based payments	Fee income	Derivatives, FVOD & other investments	Insurance technical provisions	Expense provisions	Other	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2012

Assets
Liabilities

At 1 January
Acquisitions and disposals
Income statement
Other comprehensive income
Equity
Foreign exchange and other adjustments

At 31 December

Assets
Liabilities